UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

U9224Y103

(CUSIP Number)

Sanjay Agarwal

Chief Financial Officer, SNB Capital (DIFC) Limited

Level 6 The Gate (West Wing)

Dubai International Financial Centre

Dubai, United Arab Emirates

Ph: +971 4 3184800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. U9224Y103	13D

1	Names of Reporting Persons The Saudi National Bank
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 816,165.573
	8	Shared Voting Power 0
	9	Sole Dispositive Power 816,165.573
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,165.573
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.4% (1)
14	Type of Reporting Person OO

(1)	Based on 3,809,576.503 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer on December 20, 2023.

CUSIP No. U9224Y103	13D

1	Names of Reporting Persons SNB Capital Dubai Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 20, 2023, SNB acquired 321,466.229 shares of Common Stock of the Issuer in a private placement transaction by the Issuer, for an aggregate purchase price of $6,429,324.58, pursuant to the SNB Subscription Agreement, following receipt of a Drawdown Notice dated December 11, 2023 notifying SNB of its obligation to purchase the shares of Common Stock pursuant to the terms of the SNB Subscription Agreement.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b): As of the date of this filing, SNB beneficially owned 816,165.573 shares of Common Stock of the Issuer which, in the aggregate, represents 21.4% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this filing. The percentage was calculated based on 3,809,576.503 shares of Common Stock issued and outstanding as of December 20, 2023 (as reported to the Reporting Persons by the Issuer on December 20, 2023).

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On December 11, 2023, SNB received a notice to purchase 321,466.229 shares of Common Stock for a purchase price of $20.00 per share and an aggregate purchase price of $6,429,324.58.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2024

THE SAUDI NATIONAL BANK

By:	/s/ Reem Al Majed
Name: Reem Al Majed
Title: Head of Private Markets

THE SAUDI NATIONAL BANK

By:	/s/ Salman Syed
Name: Salman Syed
Title: Chief Financial Officer, Wholesale

SNB CAPITAL DUBAI Inc.

By:	/s/Anas Ayoub
Name: Anas Ayoub
Title: Director